May 19, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Volcano Corporation
Registration Statement on Form S-3
Registration File No. 333-165346

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3, as amended, (the “Filing”) to become effective at 1:30 p.m., Eastern Time, on May 20, 2010, or as soon thereafter as is practicable.

In connection with this request, the undersigned registrant hereby acknowledges that:

(i) should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the Filing effective, it does not foreclose the Commission from taking any action with respect to the Filing;

(ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Filing effective, does not relieve the registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Filing; and

(iii) the registrant may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call Gordon Ho of Cooley LLP at (650) 843-5190 if you have any questions regarding this matter.

Very truly yours,

VOLCANO CORPORATION

By:	/s/ John Dahldorf
John Dahldorf
Chief Financial Officer